

November 12, 2020

Robert Antokol
Chief Executive Officer
Playtika Holding Corp.
c/o Playtika Ltd.
HaChoshlim St 8
Herzliya Pituarch, Israel

Re: Playtika Holding Corp.
   Draft Registration Statement on Form S-1
   Submitted October 16, 2020
   CIK No. 0001828016

Dear Mr. Antokol:

 We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted October 16, 2020

Overview, page 1

1. Your presentation of revenues, net loss, net loss margins, Adjusted EBITDA and Adjusted EBITDA margins for the twelve month period ended June 30, 2020 appears to place undue emphasis on measures for financial statement periods that are not provided elsewhere in your filing. Please revise here and on page 93 to provide balancing disclosure that also discusses these amounts for the six months ended June 30, 2020 or the twelve months ended December 31, 2019.

Robert Antokol
Playtika Holding Corp.
November 12, 2020
Page 2

Prospectus Summary, page 1

2.   Please include a chart depicting your corporate structure both before and after this offering, including the percentage of voting power held by Alpha Frontier Limited and its subsidiaries and the investors in this offering. Also, disclose the identities of the investors that control Alpha Frontier Limited and the natural persons having voting and dispositive power over the securities held by Alpha Frontier Limited.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 74

3.   To enhance to comparability of your disclosures, please revise to quantify the amount of revenue generated from your proprietary platforms for the six months ended June 30, 2019 as well as the twelve months ended December 31, 2019 and 2020. Please also revise to separately quantify the amount of revenue generated through Apple, Facebook and Google for the same periods.

Results of Operations, page 76

4.   Please revise to address any material changes between periods in the amount of revenue derived from third party platforms compared to your proprietary platforms. If applicable, please also address how these changes impacted your cost of revenue trends between periods.

Revenues, page 77

5.   Please include in this section a discussion of the change for each period in the number of paying users as well as the percentage of revenue attributable to new paying users versus existing paying users. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Management, page 111

6.   We note that Tian Lin and Wei Liu, members of your board of directors, are affiliated with Giant Network Group Co., Ltd., which controls you through its interest in Playtika Holding UK. Please disclose whether Mr. Lin or Ms. Liu were appointed to the board in connection with any shareholder agreement and whether they will continue to serve as directors after the offering. Refer to Item 401(a) of Regulation S-K.

Certain Relationships and Related Party Transactions
Equity Plan Stockholders Agreement, page 145

7.   Please disclose the holders of your capital stock, entities affiliated with certain of your directors, as well as your executive officers and directors who are parties to the equity plan stockholders agreement.

Consolidated Financial Statements

Consolidated Statement of Stockholders' Equity (Deficit), page F-5

8. We note the $2.4 billion distribution exceeded the balance of retained earnings. Please explain to us why it was not partially reported as a return of paid-in capital.

Revenue Recognition, page F-12

9. You disclose on page 93 that approximately half of your revenues for the twelve months ended June 30, 2020 came from users who downloaded or first played your games in 2016 or earlier. However, on page F-13, you state that revenue from the sale of durable virtual goods is recognized ratably over the estimated average paying player life, which is usually up to one year. Please explain how you considered user revenue cohort data in determining the estimated average life of paying players for durable virtual goods. Please also tell us how your average paying player life varies by specific game, platform type (mobile or web), geographic location or other criteria. To the extent that your average paying player lives differ, please revise to provide more granular discussion of the estimated average paying player life in your revenue policy disclosures.

10. Your disclosure on page F-14 indicates that you are acting as an agent in your advertising arrangements and recognize revenue related to these arrangements on a net basis. Please explain who is the principal in these arrangements and how you determined that you do not control the display of advertisements to customers within your mobile games. Please refer to ASC 606-10-55-36 through 55-40.

Note 2. Business Combinations, page F-18

11. We note that you have not provided financial statements or pro forma financial information for your acquisition of Seriously Holding Corp. Please provide us with the significant tests you performed to determine that this information was not required under Rule 3-05 and Article 11 of Regulation S-X.

Note 18. Transactions and Balances with Related Parties, page F-39

12. Please revise to disclose the $2.4 billion cash dividend paid to Playtika Holdings UK in August 2019.

General

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Robert Antokol
Playtika Holding Corp.
November 12, 2020
Page 4

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Michael Treska